March 29, 2018

VIA EDGAR

United States Securities and Exchange Commission

Re:	First Majestic Silver Corp. (the “Company”)
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company's Form 40-F annual report for the year ended December 31, 2017 (the “Annual Report”) to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2017.

I, Greg Kulla, P. Geo. of Amec Foster Wheeler Americas Ltd., hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report:

  “Technical Report for the La Guitarra Silver Mine, Temascaltepec, Mexico” dated 15 March 2015 (the “Technical Report”).

and to the use of those portions of the Technical Report that I am responsible for preparing, in the Annual Report.

Yours truly,

“signed”

Greg Kulla, P. Geo.